Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 26, 2024

Mr. Alberto Zapata

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. Registration Statement on Form N-14 File No. 333-276359

Dear Mr. Zapata and Ms. Fettig:

This letter responds to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding (1) the above-referenced registration statement filed on January 3, 2024 on Form N-14 (the “Registration Statement”) for AB Active ETFs, Inc. (“Registrant”), as amended by the pre-effective amendments filed on February 15, 2024 and February 23, 2024 and (2) Registrant’s response letters to Staff comments on the Registration Statement, which were filed via EDGAR correspondence on February 15, 2024 and February 23, 2024. The Registration Statement relates to the reorganizations of (i) AB Short Duration Income Portfolio, a series of AB Bond Fund, Inc., into AB Short Duration Income ETF, a series of Registrant; (ii) AB Short Duration High Yield Portfolio, a series of AB Bond Fund, Inc., into AB Short Duration High Yield ETF, a series of Registrant; and (iii) AB International Low Volatility Equity Portfolio, a series of AB Cap Fund, Inc., into AB International Low Volatility Equity ETF, a series of Registrant.

You provided the Staff’s comments to me via email on February 26, 2024. Defined terms used herein are as defined in the Registration Statement. Responses to each of the Staff’s comments are set forth below. The changes referenced below will be reflected in a subsequent Form N-14/A filing.

Comment 1:	Please file a revised auditor consent and ensure that the correct pre-effective amendment number is referenced in the updated consent.
Response:	Registrant confirms that it will file an updated auditor consent.
Comment 2:	Please review the capitalization table figures for AB International Low Volatility Equity Portfolio and update the table if necessary.
Response:	Registrant confirms that the figures reflected in the capitalization table for AB International Low Volatility Equity Portfolio are accurate.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely, /s/ Lauren A. Clise Lauren A. Clise

cc:	Stephen J. Laffey, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq.